

November 23, 2021

Vikram Grover
Chief Executive Officer
HIMALAYA TECHNOLOGIES, INC
1 E Erie St, Ste 525 Unit #2420
Chicago, IL 60611

> **Re: HIMALAYA TECHNOLOGIES, INC**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed November 8, 2021**
> **File No. 000-55282**

Dear Mr. Grover:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed November 8, 2021

Item 1. Business, page 2

1. We note that in response to prior comment 1, you have added disclosure of your intended plan of operations on pages two and four, which includes "…incorporating the OTC WATCH LLC social media site into the site, running it independently as a general investor forum, and marketing our planned 19.9% investment GenBio, Inc.'s health and wellness products…." Please expand your disclosures to further clarify that you have not yet acquired interests in the entities referenced in this disclosure, as indicated in Note 10, and to describe the status of your due diligence, the nature of any uncertainties, and the timeline for deciding whether to proceed and for completion.

    Please expand your disclosures in Note 10 to more fully describe each of these entities, including the nature and extent of any operations, assets and liabilities, and the expected timeframe for completing the transactions, as previously requested in prior comment 16. Please disclose the extent of any common ownership of Himalaya Technologies, Inc., OTC Watch LLC, and GenBio, Inc.

2. We note your response to prior comment 2 and reissue in part. We note the disclosure that you intend on completing your social site Kanab.Club "targeting health and wellness based in the cannabis market" and that you are currently in "discussions with co-pack and distribution companies, and GenBio, Inc. is formulating its extracts and obtaining laboratory certification for this planned consumer beverage." Please revise to provide enhanced disclosures to describe these entities that you reference in the Business discussion. Additionally, explain whether the discussions with the "co-pack and distribution companies" relate to the business operations with GenBio, Inc. Last, given that your business operations may be related to the cannabis industry, revise to disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4) of Regulation S-K.

Item 1.A Risk Factors
The Company's shares of common stock are traded from time to time on the OTC Pink Sheet Market., page 2

3. We note your response to prior comment 3 and revised disclosure on page 2. Please expand your disclosure and describe the attendant liquidity risks related to management's controlling ownership interest in your securities.

Item 2. Financial Information, page 3

4. We note your disclosures on page 3. Please discuss the anticipated timeline and expenditures for your plan of operations over the next 12 months. Your revised disclosures should include disclosures related to the business plans that you have included under the Business section.

Item 5. Directors and Executive Officers, page 5

5. We note your disclosures on page 5. Please revise to provide additional details related to Mr. Grover's business experience for the previous five years. In this regard, please provide dates for Mr. Grover's principal occupations and employment over that time period. Refer to Item 401(e) of Regulation S-K.

Item 7. Certain Relationships, page 5

6. We note your response to prior comment 8 and revised disclosures on page 5. Please provide additional disclosures required by Items 404(a)(3) and 404(a)(4) of Regulation S-K.

Description of Registsrant's Securities to be Registered
Preferred Stock, page 8

7.   As requested in prior comment 10, please file the underlying Certificates of Designation for your preferred stock as Exhibits to comply with Item 601(b)(4) of Regulation S-K.

8.   Please reconcile disclosure under this section indicating there are 1230 million authorized shares of Class A Preferred Stock with disclosures on pages 7 and 11 which indicate there are 130 million authorized Class A preferred shares. Please also clarify how the number of authorized shares for each of your three classes of preferred stock reconcile with your disclosures on pages 7, 8 and 19, indicating there are 250 million total authorized preferred shares.

Note 4 - Acquisition of Kanab Corp, page 18

9.   We note the revised disclosure provided in response to prior comment 12, indicating that you have accounted for the transaction with Kanab Corp. as a transaction between entities under common control. However, you describe a valuation methodology that is not consistent with FASB ASC 805-50-30-5, which is applicable to transactions between entities under common control and requires the net assets acquired to be recorded at historical cost. It also appears that your presentation it not consistent with FASB ASC 805-50-45-2 to 45-5, which requires the effects of a common control transaction to be shown as if it had occurred at the beginning of the period (August 1, 2020, in your case), or the date upon which common control had been established if this date was more recent, and the prior year comparative information would also need to reflect a combined presentation for periods during which the entities were under common control.

Please revise your financial statements and disclosures as necessary to comply with the aforementioned guidance. Please identify the historical amounts of the net assets acquired, describe the accounting treatment, and explain the extent to which the financial statements reflects a combined presentation, if appropriate for periods prior to your acquisition when the entities were under common control. Given that your financial statements do not reflect the impairment charge referenced in your disclosure, it appears that you should remove reference to the $2.7 million valuation and impairment of the 300,000 Class B preferred shares. The discussion in the second paragraph, regarding accounting for the transaction under FASB ASC 805-10-55, should also be deleted or modified, as appropriate, to reflect your consideration of the guidance in FASB ASC 805-10-15-4c.

Note 6 - Convertible Note Payables, page 19

10.   We note that you provided additional disclosure in response to prior comment 15, although there appear to be some discrepancies based on the loan agreements at Exhibits 10.2 and 10.3. Please further revise as necessary to clarify whether the maturity date for the first Power Up loan is October 1, 2015, rather than October 1, 2014, whether the

Power Up loan amounts on the first and second lines should be switched, and how Power Up is affiliated with KBM Worldwide, Inc., which is identified as the lender in the loan agreements.

Additionally, we note your disclosure stating that the loans can be converted into common shares at a specified percentage of the lowest trading price for a period before the conversion notice is received, and that the number of shares depends on the trading price at the time of conversion. Please disclose how many common shares each of the loans theoretically would have converted into as of your July 31, 2021 fiscal year-end date.

General

11.   Please disclose the number of total employees and number of full-time employees, or clarify that you have one sole employee. See Item 101(h)(4)(xii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759, or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk, at 202-551-5351, or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation